Exhibit 99.2

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or cfo@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES ENGAGES ERNST & YOUNG

HONG KONG, October 18, 2010 – CHINA NATURAL RESOURCES, INC. (NasdaqCM: CHNR), a company based in the People’s Republic of China (“PRC”), today announced that on October 15, 2010, it engaged Ernst & Young as its independent registered public accountants. It is expected that Ernst & Young will audit both the Company’s financial statements for the year ending December 31, 2010 and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. Ernst & Young replaces GHP Horwath, P.C., who was dismissed as the Company’s independent registered public accountants on the same day as Ernst & Young’s engagement. Further details are contained in the Company’s Current Report on Form 6-K, filed with the Securities and Exchange Commission on October 18, 2010.

Mr. Feilie Li, the Company’s CEO and Chairman commented: “We are pleased to welcome Ernst & Young as our audit firm, and look forward to a rewarding, long-term relationship with them. At the same time, we are saddened to end our tenure with GHP Horwath and wish to express our sincere appreciation for their many years of courteous and professional service.”

About China Natural Resources

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People's Republic of China, is currently engaged in (a) the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron concentrates, zinc concentrates, and micaceous iron oxide - grey extracted or produced at mines primarily located in Anhui Province in the PRC, and (b) the acquisition, exploration, development and production of coal resources in the PRC.

Forward Looking Statements

This press release includes forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.